Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO THE SHAREHOLDERS

Payment of Earnings - Monthly Dividend

ITAÚ UNIBANCO HOLDING S.A. announces to its shareholders that the monthly dividend payment for October 2016 in the amount of R$ 0.015 per share, shall be paid out on November 1st, 2016, without retention of withholding tax at source, based on the record date of September 30, 2016.

Pursuant to our Stockholder Remuneration Policy (Dividends and Interest on Capital), available from the Investor Relations site, the monthly payment is made in anticipation of the amount to be distributed following the finalization of the annual Balance Sheet.

São Paulo (SP), September 23, 2016.

MARCELO KOPEL

Investor Relations Officer